SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 ---------

                   AMENDMENT TO REGISTRATION STATEMENT ON
                                 FORM 8-A/A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                            HARTMARX CORPORATION
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)


            Delaware                                     36-3217140
    --------------------------                      -------------------
    (State of incorporation or                         (IRS Employer
         organization)                              Identification No.)


    101 North Wacker Drive, Chicago, Illinois                  60606
    -----------------------------------------               ----------
    (Address of principal executive offices)                (Zip Code)


    Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class            Name of each exchange on which
        to be so registered            each class is to be registered
        -------------------            ------------------------------
        Preferred Stock                Chicago Stock Exchange
        Purchase Rights                New York Stock Exchange

    Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              ----------------
                              (Title of Class)





            This Amendment to Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A, dated January 23, 1996, filed by Hartmarx Corporation (the "Registrant") with respect to the rights (the "Rights") issued pursuant to the Rights Agreement, dated as of December 6, 1995, between the Registrant and First Chicago Trust Company of New York, as rights agent (the "Rights Agent"). The Registrant and the Rights Agent have amended and restated the Rights Agreement as of April 13, 2000. The amended and restated Rights Agreement is included as Exhibit 4.1 hereto and is incorporated herein by reference. The Rights Agreement as amended through the date hereof, is referred to herein as the "Rights Agreement."

Item 1.     Description of Registrant's Securities to be Registered

            On December 6, 1995, the Board of Directors of Hartmarx Corporation, a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of Common Stock, $2.50 par value, of the Company (the "Common Stock"). The dividend was paid on January 31, 1996 (the "Record Date") to stockholders of record at the close of business on the Record Date. The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at an exercise price of $25.00 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of April 13, 2000 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

            Upon payment of the dividend on January 31, 1996, the Rights attached to all Common Stock certificates representing shares outstanding, and no separate Rights Certificates (as defined below) were distributed. The Rights will separate from the Common Stock upon the earlier of (i) the close of business on the tenth day after the date of public disclosure that a person or group (an "Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more (or more than19.5% in the case of Traco International, N.V. and its Affiliates, ("Traco")) of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the close of business on the tenth business day (as such date may be extended by the Board of Directors of the Company) after the first date of the commencement or disclosure of an intention to commence a tender offer or exchange offer by a person and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 15% or more (or more than19.5% in the case of Traco) of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Stock (except in connection with redemption of the Rights). Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

            As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights.

            The Rights will first become exercisable on the Distribution Date (unless earlier redeemed). The Rights will expire at the close of business on January 31, 2006 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

            The Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Preferred Stock payable in shares of Preferred Stock, (ii) subdivision of the outstanding Preferred Stock, (iii) combination of the outstanding Preferred Stock into a smaller number of shares, (iv) issuance of any shares of the Company's capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation),
(v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (vi) distribution to holders of the Preferred Stock of other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of the earnings or retained earnings of the Company), subscription rights, warrants, or assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock).

            If any person shall become an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interest of the Company and its shareholders and (ii) for certain persons who report their ownership on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence the Company and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of the Company's common stock) (such event is referred to herein as a "Triggering Event"), then the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

            Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

            In the event that, following a Triggering Event, the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger which follows an offer described in the second preceding paragraph) or 50% of the assets or earning power of the Company and its Subsidiaries (as defined in the Rights Agreement)(taken as a whole) is sold or otherwise transferred to any person (other than the Company or any Subsidiary of the Company) in one transaction or a series of related transactions, the Rights will "flip-over" and entitle each holder of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

            At any time prior to the earlier of (i) ten days following the Stock Acquisition Date, and (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment. The Company may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Company's Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights thereafter will be to receive the applicable redemption price.

            Notwithstanding the foregoing, in the event that during the Special Period (as defined below) the Rights, if otherwise then redeemable, will only be redeemable by the Board of Directors either (1) if they have followed certain prescribed procedures or (2) in any other case, provided that, if in any such other case their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors can establish the entire fairness of such decision without the benefit of any business judgment rule or other presumption. The procedures required under clause (1) include: (a) the retention of an independent financial advisor, and the receipt by the Board of Directors of (i) the views of such advisor regarding whether redemption of the Rights will serve the best interests of the Registrant and its stockholders, or (ii) such advisor's statement that it is unable to express such a view, setting forth the reasons therefor; and (b) with respect to any pending acquisition or business combination proposal (i) the implementation by the Board of Directors, with the advice of its independent financial advisor, of a process and procedures which the Board of Directors and such advisor conclude would be most likely to result in the best value reasonably available to stockholders, (ii) receipt of a fairness opinion from such advisor, and the Board of Directors determining, and such advisor confirming, that it has no reason to believe that a superior transaction is reasonably available, and (iii) execution of a definitive transaction agreement.

            The "Special Period" is defined as the 180-day period following the effectiveness of any election of directors, occurring within 270 days of a public announcement by a third party of an intent or proposal to engage (without the current and continuing concurrence of the Board of Directors) in a transaction involving an acquisition of, or business combination with, the Registrant or otherwise to become an Acquiring Person, which election results in a majority of the Board of Directors being comprised of persons who were not nominated by the Board of Directors in office immediately prior to such election.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or distributions.

            At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, to shorten or lengthen any time period thereunder or in ways that do not adversely affect the Rights holders. From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person).

            The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors prior to the time a person or group has acquired beneficial ownership of 15% or more (or more than19.5% in the case of Traco) of the Common Stock, because until such time the Rights may be redeemed by the Company.

            The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is incorporated by reference as Exhibit
4.1 to this Registration Statement. Copies of the Rights Agreement will be available free of charge from the Company.

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        HARTMARX CORPORATION


Date: May 2, 2000                       By: /s/ Taras A. Proczko
                                           ------------------------
                                           Name: Taras A. Proczko
                                           Title: Vice President
                                                  Corporate Counsel
                                                  and Secretary




                               EXHIBIT INDEX


EXHIBIT                                                              PAGE
-------                                                              ----

  4.1.    Amended and Restated Rights Agreement, dated as of         N/A
          April 13, 2000, between Hartmarx Corporation and
          First Chicago Trust Company of New York, as Rights
          Agent, which includes as Exhibit A the Certificate of Designation, Preferences and Rights of the Series A Junior Participating Preferred Stock and as Exhibit B the form of Rights Certificate.